UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
New Entheogen Limited

Legal status of issuer

> ***Form***
> Corporation
>
> ***Jurisdiction of Incorporation/Organization***
> Delaware
>
> ***Date of organization***
> May 17, 2021

Physical address of issuer
1601 Elm St. , Suite 4360, Dallas, TX 75201

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$543,125.00	$729,280.00
Cash & Cash Equivalents	$21,874.00	$44,785.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$147,955.00	$157,904.00
Long-term Debt	$146,928.00	$596,928.00
Revenues/Sales	$39,083.00	$41,807,00
Cost of Goods Sold	$32,944.00	$65,318.00
Taxes Paid	$0.00	$0.00
Net Income	$-777,785.00	$-757,149.00



April 30, 2025

FORM C-AR

New Entheogen Limited

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by New Entheogen Limited, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://www.soundself.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of

operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

New Entheogen Limited (the "Company") is a Delaware Corporation, formed on May 17, 2021.

The Company is located at 1601 Elm St. , Suite 4360, Dallas, TX 75201.

The Company's website is https://www.soundself.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

SoundSelf is a biofeedback system combining immersive technology and game design to amplify the effectiveness of traditional breath and vocal-toning meditation techniques. It is effective at producing states of wonder and oneness, which can have a rapid and transformative impact on mental health.

RISK FACTORS

Risks Related to the Company's Business and Industry

The Company's ability to achieve regulatory and market milestones is dependent on securing ongoing capitalization in future fundraising rounds.
The Company's business plan relies on raising sufficient funds through future fundraising rounds to achieve key regulatory approvals, market penetration, and product development milestones. However, there is no guarantee that the Company will successfully secure additional funding. Factors such as unfavorable market conditions, investor hesitation, or a failure to meet interim milestones could impact the Company's ability to attract necessary capital. If additional capital si not secured, the Company may need to pivot its strategy toward slower, organic growth funded by existing resources. This shift could delay product development, limit market expansion, and reduce the overall scalability of the Company's operations, adversely affecting its growth potential and your investment.

We expect to incur losses for the foreseeable future and may be unable to generate or sustain sufficient

revenue, cash flows, or profitability. If we do not become profitable or maintain profitability ni the future, we may not be able to continue to operate.

From inception through the date of this Form C, we have incurred losses. We will likely continue ot incur significant losses for the foreseeable future. There is no assurance that we will be successful in actualizing the business plan that we envision, generating future revenue or cash flows, achieving profitable operations, or maintain them if achieved, or that the Securities will appreciate in value. Failure to generate or maintain revenue, cash flows, or profitability will materially and adversely affect our business and the results of operations.

The Company's new products may fail to meet sales projections, impacting investor value.

The Company's growth projections assume that an increased advertising and marketing budget will enable its products ot gain traction in the marketplace at a faster rate than its current products. However, it is possible that the new products will fail to achieve market acceptance for various reasons, such as consumer preferences, competition, or unforeseen market dynamics. If the new products fail to generate significant sales and acceptance in the marketplace, this could materially and adversely affect the value of your investment.

Our future success depends on the efforts of a small management team and Board.

Our affairs are currently managed by our small management team. See the Company's response to Questions 4 and 5 in the Form C. The Company is dependent on the services of its management, including but not limited ot Robin Arnot, Sandeep Prakash, and Michael Festa, and our Board including Robin Arnott and Lyle Mason. In addition, the Company engages consultants and advisors from various industries, including transformative technology, virtual reality, psychedelic therapy and research, mental health and wellness, sustainable wellness organization scaling, and regulatory and market strategy. The loss of services of management may have an adverse effect on the operations of the Company. Future success and profitability are substantially dependent upon the management skills of such individuals. The unanticipated loss or unavailability of our management team could harm our ability to operate our business or execute our business strategy. No assurance can be given that the Company will succeed in retaining our management or our employees or consultants or finding suitable successors in the event of their loss or unavailability.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost- effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights ni our products and technology, we rely on a combination of trademark laws, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, ti is possible that others could independently develop substantially equivalent intellectual property. Effectively policing the unauthorized use of our services and technology si time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. Furthermore, litigation can be time consuming and expensive, and the outcome can be difficult to predict. If we do not

effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

We have certain indemnity obligations to our directors, Robin Arnott, Lyle Maxon, and certain vendors.

From time to time, we have entered into indemnification provisions under certain agreements ni the ordinary course of business, typically with business partners, advisors, and vendors. Pursuant to these agreements, we may indemnify, hold harmless and agree ot reimburse the indemnified parties on a case- by-case basis for losses suffered or incurred by the indemnified parties ni connection with any claim by any third party with respect ot the indemnified parties' applicable activities. Specifically, we have indemnified our directors, Robin Arnott and Lyle Maxon, against certain claims by third parties and by our Company. Further, we have certain indemnification obligations with our service providers ni connection with the Offering. We do not maintain director and officer insurance coverage nor other general business insurance that would generally enable ti to recover a portion of the amounts paid. We also may be subject to indemnification obligations by law with respect to the actions of our employees under certain circumstances and in certain jurisdictions. Should we be required to reimburse such indemnified parties, such expenses would likely have a material adverse effect on our financial condition.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the Company's response to Question 26 of the Form C for further details. Indebtedness may restrict our current and future operations.

We have entered into certain deferred compensation and payment deferral agreements (collectively, "Deferred Obligations") with our founder Robin Arnott and a service provider that could have a material impact on our current and future operations. See the Company's response to Question 42 of the Form C for more information. Our obligation to repay outstanding Deferred Obligations may hinder us from making certain decisions or take certain actions that we would have done had we not had the Deferred Obligations. Any restrictions due to our indebtedness could limit our ability to plan for and react quickly to changing economic, industry and competitive conditions, impair our liquidity and capital resources, and otherwise restrict our business operations.

We have not prepared any audited financial statements, but we have provided reviewed financial

The financial statements provided in this Offering are reviewed, not audited, and therefore may not provide the same level of assurance as audited financial statements. As a result, you have limited financial information regarding hte Company's capitalization, assets, or liabilities on which to base your investment decision. If you believe the information provided is insufficient or lacks the assurance required to make an informed investment decision, you should not invest in the Company.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development

stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses ni the quality of the

Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The Company relies on third-party suppliers and subcontractors for key components of its products.

The Company relied on third-party suppliers and subcontractors for key components of its products including haptic beds, light and sound systems, and peripherals. Any failure by these suppliers to meet their obligations in a timely and cost-effective manner, or any disruptions to their operations, could adversely impact the Company's ability to manufacture and distribute its products. Delays, defects, or quality issues with components provided by these third parties could compromise the quality of the Company's products, harm its reputation, and result in lost sales.

The Company si also exposed ot supply chain risks, including transportation delays, commodity pricing fluctuations, and industry-wide shortages. The reliance on limited or single sources for key components increases the risk of operational disruptions. Natural disasters, geopolitical events, or financial instability at the supplier level could further exacerbate these risks, potentially leading to increased costs and adverse impacts on the Company's business and operating results.

We currently obtain components from single or limited sources and are subject to significant supply and pricing risks.

The Company sources essential components from single or limited suppliers, making ti vulnerable to supply shortages, production delays, and significant commodity pricing fluctuations. Although the Company believes these suppliers have sufficient production capacity to meet its needs for the next two years, there can be no assurance that this capacity will remain available under similar terms, or at al.

Custom components or products tailored top the Company's specifications may further increase this risk. Any shift by suppliers toward prioritizing the production of general components over custom orders, or any financial instability among key suppliers, could constrain the supply of critical components and delay shipments of completed products to the Company. These disruptions could result in increased costs, inability to meet customer demand, and negative impacts on the Company's business and operating results.

SoundSelf is a groundbreaking new therapeutic.

The Food and Drug Administration ("FDA") and other regulatory bodies are currently developing frameworks ot facilitate the clearance of digital and experiential interventions like SoundSelf. Currently, the FDA permits companies ot develop and offer digitized therapeutic exercises without requiring a prescription or formal regulatory approval under certain classifications, suchaswellness products. However, there is no guarantee that the regulatory environment will remain favorable. Changes in priorities or regulatory criteria could delay or prevent the Company from achieving the desired clearance or approval as a therapeutic device.

Furthermore, the ability to sell the Company's products is contingent upon compliance with existing regulations enforced by the FDA, Federal Trade Commission ("FTC"), and other agencies, which may be subject to change. If the Company fails to meet the requirements of the FDA or other regulatory clearances, it may only be marketed as a wellness product. Operating as a wellness product could significantly limit its profitability and marketability, as it may not be eligible for reimbursement by insurers, and healthcare providers may be less likely to integrate it into their treatment protocols.

The use of SoundSelf may have unforeseen adverse effects, leading to potential liability risks.

Although SoundSelf is designed and tested to provide therapeutic benefits, as with any medical or experiential product, there is a possibility of unknown or unexpected adverse effects emerging over time. These effects may occur due to individual differences in user response, improper use despite training efforts, or factors that have not yet been identified in research studies. While the Company has implemented measures ot minimize risks, including conducting thorough research, providing user training, and entering into contracts designed ot limit liability, such measures may not fully shield the Company from legal claims or reputational harm. Any such liability issues could result in significant financial costs, regulatory scrutiny, litigation, or damage to the Company's brand, all of which could negatively impact your investment.

Quality and safety issues with the Company's products could harm the Company's reputation and financial performance.

The quality of the Company's products and services is critical to customer satisfaction and the Company's reputation. Variability ni product quality, whether due ot design flaws, manufacturing defects, or improper use, could lead ot customer dissatisfaction, product returns, or negative reviews, ultimately impacting revenue. Additionally, any safety concerns, such as adverse effects resulting from improper use or unforeseen risks, could expose the Company to liability claims, regulatory scrutiny, or reputational harm. While the Company has implemented measures ot maintain high-quality standards and safety protocols, these safeguards may not fuly mitigate all risks. Any quality or safety issues could have a material adverse effect on the Company's operations, brand, and your investment.

The Company is entering a market that is primarily served by pharmaceuticals and traditional interventions.

The mental health and therapeutic markets are primarily served by pharmaceutical products and long- established allopathic methods, which have built substantial trust and adoption among patients and healthcare providers. While there si growing interest ni novel and digital therapeutic interventions ni recent decades, SoundSelf must overcome any barriers ot adoption, requiring its efforts ot educate and inform both patients and providers about the viability, safety, and benefits of SoundSelf's digital method. Failure ot effectively address these barriers may slow market penetration, limit adoption rates, and adversely impact the Company's growth and your investment.

We are competing against other recreational activities.

While SoundSelf provides a unique and innovative therapeutic experience, it indirectly competes with a broad range of recreational activities including other immersive or therapeutic technologies that vie for consumers' time, attention, and discretionary spending. The success of the Company depends on its ability to generate and sustain interest ni its offerings over these

alternatives. Any shifts in consumer preferences or broader economic factors that reduce discretionary spending could limit market interest ni the Company's products and adversely affect its growth prospects and financial performance.

The Company is dependent upon the establishment of insurance reimbursement codes and standards.

The long-term commercial success of the Company is significantly dependent on the development and adoption of reimbursement codes and standards by insurance providers and other stakeholders for digital

therapeutics as a category. While there is ongoing progress ni defining these codes, the timeline and outcome of these efforts remain uncertain. Without established reimbursement frameworks, the Company may face challenges in achieving widespread adoption among healthcare providers and patients, as out-of- pocket costs could limit accessibility and reduce market potential. This uncertainty could delay revenue growth and adversely impact the Company's financial performance and your investment.

The Company's business is significantly reliant on ketamine clinics, which are subject to a complex and evolving regulatory landscape.

The Company's primary target clients are ketamine clinics, which operate in a highly regulated environment due to ketamine's classification as a Schedule III controlled substance under the Controlled Substances Act. Federal, state, and local laws govern the administration of ketamine therapy, and these regulations are subject to change. If there are adverse changes to the legal or regulatory framework-such as stricter requirements for licensing, increased compliance costs, or limitations on the use of ketamine therapy- ketamine clinics may face operational or financial difficulties. This could result in reduced discretionary spending on ancillary products like SoundSelf, diminished demand for the Company's offerings, or even the closure of key client clinics.

Moreover, any publicized legal actions or negative outcomes related to ketamine therapy could impact public perception, further affecting the operations of ketamine clinics and, by extension, SoundSelf's business. The Company's reliance on this sector creates an inherent dependency on the financial stability, regulatory compliance, and public acceptance of ketamine clinics. Any disruption ni this sector could materially impact SoundSelf's revenue, growth prospects, and your investment.

See Risks Related to the Offer and Risks Related to the Securities in our Form C.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

SoundSelf is a biofeedback system combining immersive technology and game design to amplify the effectiveness of traditional breath and vocal-toning meditation techniques. It is effective at producing states of wonder and oneness, which can have a rapid and transformative impact on mental health.

Co-Issuer

Legal Name: Soundself I a series of Wefunder SPV LLC

Type of Business: Limited Liability Company

Formed: 2025-02-20

Address: 4104 24th St

Optional Address: PMB 8113

Country: DE

City: San Francisco

State: CA

Zipcode: 94114

Phone Number:

Contact:

Website: https://wefunder.com/

Business Plan

See Form C for complete Business Plan

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robin Arnott

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Soundself Founder & CEO April 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Andromeda Entertainment CEO June 2018 - April 2021 Robin Arnott LLC Game Designer 2010 - 2017 IGDA Audio SIG Chair 2009 - 2011 New York University Sound Mixer Engineer 2006 - 2009

Education

New York University Film & Television, Sound Design, Video Game production, Film production, Physics (2005-2009)

Name

Lyle Maxson

All positions and offices held with the Company and date such position(s) was held with start and ending dates

SoundSelf Co-Founder/Board Member July 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

True REST Strategic Advisor Jan 2025 - Present Above Technologies CEO Aug 2024 - Present Sorceri Inc Co-FOunder November 2023- Present Quantum Gravity Research Advisor June 2024- Present XRWorkout Advisor May 2024- Present Freeland VR Advisor February 2024- Present Irwin Naturals Board Member January 2024- Present Rolling Stone Cultural Council Writer on Futurism and Benevolent Technology October 2023- Present Unity Employer Advisory Board July 2023- Present All Tech Is Human Mentor June 2023- Present Andromeda Entertainment Co-Founder/ Advisor March 2019 - Present The Courtiers Inc. Founder January 2016 - Present GeniusX Co-Founder/CSO October 2020-December 2023 Cadence and Cause Partner Development 2016 - May Relentless Bears Partner Development 2014 - 2016

Education

Arizona State University Bachelor's of Integrated Studies, Business/ Philosophy (2010-2014)

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robin Arnott

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Soundself Founder & CEO April 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Andromeda Entertainment CEO June 2018 - April 2021 Robin Arnott LLC Game Designer 2010 - 2017 IGDA Audio SIG Chair 2009 - 2011 New York University Sound Mixer Engineer 2006 - 2009

Education

New York University Film & Television, Sound Design, Video Game production, Film production, Physics (2005-2009)

Name

Sandeep Prakash, Ph.D.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

SoundSelf Co-founder & Chief Scientific Officer July 2021- Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Sandeep Prakash, PhD Holistic Educator- Transformational Counselor June 2017 - Present INTIEM Advisor May 2023- August 2024 Globalicaro.com Founder and Executive Director January 2008- April 2016 Bharath Biotech Regulatory & Trade Policy Researcher 2006- 2007

Education

California Institute of Integral Studies Doctor of Philosophy- PhD, Psychology (2017-2021) California Institute of Integral Studies Master's Degree, East-West Psychology (2014-2016) Shrimath Yoga Certificate, Yoga Teacher Training/Yoga therapy (2014-2014) Swarnabhoomi Academy of Music Diploma, Music Performance, Western Harmony, Carnatic Music (2010-2010) University of North Carolina at Chapel Hill BA, Economic (2003-2006)

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such

as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Preferred Stock
Amount outstanding	118,722
Voting Rights	None
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The holders of a majority-in-interests of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms oft he agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering). These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limited them to certain types of events or consents. to the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or it new awards are granted under our equity compensation plans, an Investor's interest in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted. Based on the risk that an Investor's rights c Ould be limited, dilutes, or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Other Material Terms or information.	

Type of security	Common Stock
Amount outstanding	8,004,587
Voting Rights	Yes
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Warrant
Amount outstanding	500,000
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

Type of security	Options
Amount outstanding	4,602,214
Voting Rights	
Anti-Dilution Rights	
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	
Other Material Terms or information.	

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Robin Arnott
Amount outstanding	$46,666.62
Interest rate and payment schedule	0.0% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Deferred salary compensation owed to Robin Arnott. Robin began deferring his salary of $3,333.33 semi-annually starting with the July 1st-July 15th, 2024 pay period, and as of 01/31/2025, the total deferral amount is $46,666.62.

Type of debt	
Name of creditor	Robin Arnott
Amount outstanding	$189,928.03
Interest rate and payment schedule	o.o% per annum
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	Robin has made a series of loans to the company with the expectation of being paid back after the company is capitalized. They are unpapered and have no interest rate. We mark these on the balance sheet as a Note Payable. The three most recent loans were made on 12/10/2024 for $25,000, 1/6/2025 for $23,000, and another will be made on 2/11/2025 for $20,000. The current outstanding loan amount is $189,928.03.

The total amount of outstanding debt of the company is $236,594.65.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE (Simple Agreement for Future Equity)		$995,000.00	General operations	September 1, 2022	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$1,259,000.00	General operations	January 1, 2024	Section 4(a)(2)
SAFE (Simple Agreement for Future Equity)		$600,000.00	General operations	October 1, 2024	Section 4(a)(2)

Ownership

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Robin Arnott	49.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

We use technology, not substances, to induce psychedelic states and supercharge therapy. Novel, evidence-backed treatment with the potential to revolutionize a $41B market. Studies have found 52% wellness increase, 34% depression decrease, 49% anxiety decrease. 450 qualified

practitioners already on waitlist. Successfully deployed in beta to 80+ therapeutic practices. Benefits from 11+ years of innovation, development, and research ahead of competitors.

Our current path to profitability is through FDA clearance as a standalone treatment for depression and anxiety, which will take about 4 years. If that pathway becomes unavailable, we will cut research and development costs to become profitable in the wellness sector.

Liquidity and Capital Resources

On September 1, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $995,000.00.

On January 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $1,259,000.00.

On October 1, 2024 the Company conducted an offering pursuant to Section 4(a)(2) and raised $600,000.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Company Loans

Related Person/Entity	Robin Arnott; Arnott Family Trust, Sydney Rangel
Relationship to the Company	Co-founder & CEO; Robin's Family Trust; Robin's Sister
Total amount of money involved	$995,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Safe
Related Person/Entity	Robin Arnott
Relationship to the Company	Co-founder & CEO
Total amount of money involved	$1,259,650.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Safe

Related Person/Entity	Robin Arnott; Robert D. Arnott
Relationship to the Company	Co-founder & CEO; Robin Arnott's Father
Total amount of money involved	$600,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Safe
Related Person/Entity	Robin Arnott
Relationship to the Company	Co-Founder & CEO
Total amount of money involved	$46,666.62
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan
Related Person/Entity	Robin Arnott
Relationship to the Company	Co-Founder & CEO
Total amount of money involved	$189,928.03
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Loan

Company Intellectual Property

Related Person/EntityRobin ArnottRelationship to the CompanyCo-Founder & CEOTotal amount of money involved$390,000Benefits or compensation received by related personBenefits or compensation received by CompanyDescription of the transactionIn March 2023, the Company entered into an agreement to acquire a perpetual right-to-use intellectual property (IP) license from Andromeda Entertainment Ltd. and an individual Evan Balster, which provides a voice-detection algorithm, data-flow scripting language, and an application engine. The total cost of the license was $390,000, which includes a one-time, non-refundable royalty payment of $65,000. The license cost has been capitalized as an intangible asset and is being amortized on a straight-line basis over its estimated useful life of 5 years. The IP license was acquired from Evan Balster and developed collectively with Andromeda Entertainment Ltd., an entity in which the Company's founder and principal executive officer holds an ownership interest and continues to serve in a managerial capacity. The transaction was approved by the Company's board of directors in accordance with its related party transaction policy. Management determined that the license representedConflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Robin Arnott(Signature)Robin Arnott(Name)Co-founder & CEO(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

New Entheogen Limited (dba SoundSelf)

(a Delaware Corporation)

Reviewed Financial Statements

As of the year ended December 31, 2024 and 2023

Reviewed by



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

New Entheogen Limited (dba SoundSelf)

Table of Contents





Independent Accountant's Review Report

April 9, 2025
To: Board of Directors of New Entheogen Limited (dba SoundSelf)
Re: 2024-2023 Financial Statement Review– New Entheogen Limited (dba SoundSelf)

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of New Entheogen Limited (dba SoundSelf) and subsidiary (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Other Matter

As discussed in Note 2 to the financial statements, the Company restated its previously issued 2023 financial statements to correct the amortization period of a capitalized intellectual property license asset. The license was originally amortized over a service life of fifteen years; however, management has determined the asset has a finite useful life of five years, and has restated prior periods accordingly to reflect amortization expense. Our opinion is not modified with respect to this matter.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of New Entheogen Limited (dba SoundSelf) for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 9, 2025





NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
BALANCE SHEETS
December 31, 2024 and 2023
(Unaudited)

ASSETS	2024	Restated 2023
Current Assets		
Cash and cash equivalents	21,874	$ 44,785
Accounts receivable, net	-	0
Inventory	-	4,631
Other assets	685	1,000
Total Current Assets	22,559	50,416
Intangibles, net	520,566	678,864
Total Assets	$ 543,125	$ 729,280
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 102,189	$ 154,899
Accrued expenses	45,766	3,005
Total Current Liabilities	147,955	157,904
Long-Term Liabilities		
Shareholder loan	146,928	596,928
Total Long-Term Liabilities	146,928	596,928
Total Liabilities	294,883	754,832
Stockholders' Equity		
Common Stock, $0.0001 par value (see Note 5)	818	814
Additional Paid in Capital	72,528	70,953
SAFE Notes	2,854,650	1,954,650
SAFE Notes Receivable	-	(150,000)
Accumulated Deficit	(2,679,754)	(1,901,969)
Total Stockholders' Equity	248,242	(25,552)
Total Liabilities and Stockholders' Equity	$ 543,125	$ 729,280

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	Restated 2023
Revenues	$ 39,083	$ 41,807
Cost of Revenues	32,944	65,318
Gross profit margin	6,139	(23,511)
Operating Expenses		
Advertising and marketing	-	24,126
General and administrative	140,244	134,572
Salaries and wages	368,660	90,766
Professional services	120,023	370,668
Depreciation and amortization	158,298	112,626
Total Operating Expenses	787,225	732,758
Other Income (expense)		
Other income	3,301	133
Stock based compensation	-	(1,013)
Interest expense	-	-
Total Other income (expense)	3,301	(880)
Net Income (Loss)	$(777,785)	$(757,149)

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2024 and 2023 (as restated)
(Unaudited)

	Common Stock Shares	Value ($ par)	Additional Paid in Capital	SAFE Notes	SAFE Receivable	(Accumulated Deficit)	Total Stockholders' Equity
Balance as of December 31, 2022	8,104,587	$ 810	$ 68,960	$ 730,000	$ -	$ (1,144,820)	$(345,050)
Issuance of common stock	35,520	4	980	-	-	-	984
Issuance of SAFE Notes	-	-	-	1,224,650	(150,000)	-	1,074,650
Share-based compensation	-	-	1,013	-	-	-	1,013
Net loss	-	-	-	-	-	(757,149)	(757,149)
Balance as of December 31, 2023	8,140,107	$ 814	$ 70,953	$ 1,954,650	$(150,000)	$ (1,901,969)	$ (25,552)
Issuance of common stock	40,680	4	204	-	-	-	208
Issuance of SAFE Notes	-	-	-	900,000	150,000	-	1,050,000
Share-based compensation	-	-	1,371	-	-	-	1,371
Net loss	-	-	-	-	-	(777,785)	(777,785)
Balance as of December 31, 2024	8,180,787	$ 818	$ 72,528	$ 2,854,650	$ -	$ (2,679,754)	$ 248,242

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2024 and 2023
(Unaudited)

	2024	Restated 2023
Cash Flows from Operating Activities		
Net Income (Loss)	$ (777,785)	$(757,149)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	158,298	112,626
Stock based compensation	1,371	1,013
Changes in operating assets and liabilities:		
Accounts receivable, net	-	600
Inventory	4,631	(4,631)
Other assets	315	39,438
Accounts payable	(52,710)	141,829
Accrued expenses	42,761	322
Net cash provided by (used in) operating activities	(623,119)	(465,952)
Cash Flows from Investing Activities		
Purchases of intangibles	-	(791,490)
Net cash used in investing activities	-	(791,490)
Cash Flows from Financing Activities		
Proceeds from issuance of SAFE notes	550,000	1,074,650
Advances on shareholder loan payable	50,000	221,728
Proceeds from common stock issuance	208	984
Net cash provided by (used in) financing activities	600,208	1,297,362
Net change in cash and cash equivalents	(22,911)	39,920
Cash and cash equivalents at beginning of year	44,785	4,865
Cash and cash equivalents at end of year	$ 21,874	$ 44,785
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -
Noncash transactions		
Conversion of shareholder loans to SAFE	500,000	-

The accompanying footnotes are an integral part of these financial statements.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

New Entheogen Limited dba SoundSelf (Company) was formed in the State of Delaware on May 17, 2021. The Company has created an immersive digital therapeutic product that combines sound, light, and vibration to engage users in biofeedback loops for psychological transformation.

Since inception, the Company has relied on the issuance of notes agreements, equity investments and contributions from owners to fund its operations. As of December 31, 2023, the Company has an accumulated deficit and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with new investments, funding from a RegCF campaign and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Correction of Error and Restatement of Prior Periods (IP License and Software Development Amortization)

In connection with the preparation of the 2024 financial statements, the Company identified an error in the amortization of its capitalized intellectual property license asset in prior periods. The license, acquired in 2023 and legally perpetual, was initially treated as having a useful life of 15 years. Upon further evaluation, management determined that the license has a finite useful life of 5 years based on its expected economic benefit period.

As a result, amortization expense related to this asset has been adjusted retroactively. The financial statements for the years ended December 31, 2023 and 2022 have been restated to reflect the correction. The cumulative effect of the correction reduced intangible assets and retained earnings by $59,860 as of December 31, 2023. A summary of the restated amounts is presented below:

	2023 Before Restatement	2023 After Restatement	Change
Software Development	$ 401,490	$ 401,490	$ -
Licenses	$ 390,000	$ 390,000	$ -
Accumulated Amortization	$ (52,766)	$ (112,626)	$ (59,860)
Total Intangible Assets	$ 738,724	$ 678,864	$ (59,860)
Net Loss	$ (697,289)	$ (757,149)	$ (59,860)
Retained Earnings	$ (1,842,109)	$ (1,901,969)	$ (59,860)

Management has evaluated the impact of this correction and concluded that the error is material to the previously issued financial review statements. Accordingly, the comparative financial information has been restated.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable

guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates used in the preparation of the accompanying financial statements include recording of depreciation and amortization and the collectible valuation of accounts receivable.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. The Company has not experienced any losses as a result of cash in excess of federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash equivalents may include investments in money market funds, which are stated at cost, which approximates fair value. The Company maintains its cash balances with federally insured financial institutions and, at times, balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to significant credit risk related to cash and cash equivalents. Cash consists of funds held in the Company's checking account and money market placements. As of December 31, 2024 and 2023, the Company has $21,874 and $44,785, respectively, in cash and cash equivalents.

Receivables and Credit Policy

Accounts receivable are reported at the amount management expects to collect from outstanding balances. Differences between the amount due and the amount management expects to collect are reported in the results of operations of the year in which those differences are determined, with an offsetting entry to a valuation allowance for accounts receivable. As of December 31, 2024 and 2023 the allowance for doubtful accounts was $0. Balances that are still outstanding after management has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Expenses

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Inventory

Inventory is stated at lower of cost, utilizing the weighted average method, or market. The Company's inventory does not expire or become obsolete, therefore, historically the Company has not lost inventory to spoilage. Slow moving inventory is analyzed for market impairment. The Company holds hardware assets to sell alongside its software subscriptions, consisting of the SoundSelf beds and tables for its immersive experiences.

Fixed Assets

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2024 and 2023.

Software Development

In accordance with FASB ASC 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized internal direct costs of material and services developed or obtained for software development projects. The Company has capitalized costs incurred for the development of software that will be sold, leased, or otherwise marketed when technological feasibility has been established. These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized external software development costs begins when the product is available for general release to customers. Amortization is computed using the straight-line method over the estimated economic life of the product. Unamortized capitalized software development costs determined to be in excess of the net realizable value of the product are expensed immediately.

Accounts Payable

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Accounts payable are recorded at their invoiced amounts and represent obligations to pay for goods or services received. They are classified as current liabilities unless payment is not due within one year. Accounts payable are recognized at the transaction date and are subsequently measured at amortized cost, which typically equals the original invoiced amount. The Company has accounts payable amounting to $102,189 and $154,899 as of December 31, 2024, and 2023, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $45,766 and $3,005 as of December 31, 2024 and 2023, respectively.

Revenue Recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). The Company's revenue consists of software subscriptions and corresponding hardware for the immersive experiences. The Company's contracts relate to the delivery of specifically identifiable products and have a single performance obligation. Revenues do not include sales or other taxes collected from customers. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Performance obligations typically consist of delivery of the goods and services and are considered individual "point in time" transactions for revenue recognition.

Cost of Revenues

Cost of revenues consist of audio and visual hardware and mediative and relaxation surfaces.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Stock based compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period for any award modifications.

Leases

The Company determines if a contract is classified as a lease at the contract's inception. Lease agreements are evaluated to determine whether the lease is a finance or operating lease. Right-of-use (ROU) assets and lease liabilities are recognized at the commencement date based on the net

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

present value of lease payments over the lease term. The Company's leases do not provide an implicit rate; therefore, the Company uses the risk free rate, based on the information available at the commencement date to determine the present value of the lease payments over the lease term. Leases with an initial term of 12 months or less are not recorded on the accompanying balance sheet and are recognized as lease expense on a straight-line basis over the lease term. Leases primarily consist of facilities and office space.

In February 2016, the FASB issued ASU No. 2016-02, *Leases* (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate based on the information available at commencement date in determining the present value of lease payments.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – SOFTWARE DEVELOPMENT

During the years ended December 31, 2024, and December 31, 2023, the Company capitalized software development costs related to the Company's platform (see Note 2) and licenses (see Note 4 Related Party Transactions). The Company amortizes the balance over the period of 5 years.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

Capitalized software development costs on December 31, 2024, and 2023 consist of the following:

	2024	2023
Software Development	$ 401,490	$ 401,490
Licenses	$ 390,000	$ 390,000
Accumulated Amortization	$ (270,923)	$ (112,626)
	$ 520,567	$ 678,864

Amortization for the years ended December 31, 2024 and 2023 were $158,298 and $112,626 respectively.

NOTE 4 – RELATED PARTY TRANSACTIONS

Founder Loans

From time to time, the founders of the Company issue loans to the Company to fund the business. The loan does not bear interest and has no set repayment terms. As of December 31, 2024, and 2023 the outstanding balance was $146,928 and $596,928, respectively.

Further, in 2024, there was a $500,000 shareholder loan that was converted to SAFE notes.

Intellectual Property License and Related Party Transaction

In March 2023, the Company entered into an agreement to acquire a perpetual right-to-use intellectual property (IP) license from Andromeda Entertainment Ltd. and an individual Evan Balster, which provides a voice-detection algorithm, data-flow scripting language, and an application engine. The total cost of the license was $390,000, which includes a one-time, non-refundable royalty payment of $65,000. The license cost has been capitalized as an intangible asset and is being amortized on a straight-line basis over its estimated useful life of 5 years.

The IP license was acquired from Evan Balster and developed collectively with Andromeda Entertainment Ltd., an entity in which the Company's founder and principal executive officer holds an ownership interest and continues to serve in a managerial capacity. The transaction was approved by the Company's board of directors in accordance with its related party transaction policy. Management determined that the license represented a commercially reasonable arrangement and was executed at estimated fair value.

NOTE 5 – EQUITY

Common Stock

The Company authorized 15,000,000 shares of common stock at $0.0001 par value. Common stock has one vote for each share of common stock held on all voting matters. As of December 31, 2024 and 2023, the Company had 8,180,787 and 8,140,107 shares of common stock issued and outstanding.

Simple Agreements for Future Equity ("SAFEs")

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

During 2021, the Company issued SAFE Notes totaling $400,000. The SAFEs are automatically convertible on the completion of a qualified financing event.

During 2022 the Company issued additional SAFEs for $330,000, with a valuation cap of $5,000,000.

During 2023 the Company issued additional SAFEs for $1,224,650, with a valuation cap of $10,000,000.

During 2024 the Company issued additional SAFEs for $900,000, with a valuation cap of $5,000,000.

As of December 31, 2024, total SAFE notes equaled $2,854,650 and all SAFE notes remained outstanding.

Warrants

The Company has issued warrants to purchase common stock. As of December 31, 2024 and 2023, respectively, the Company had 500,000 and 537,505 warrants outstanding, with exercise prices ranging from $0.01 to $0.05 per share and expiration dates between July 11, 2024 and December 23, 2032. The warrants are classified as equity on the balance sheets in accordance with ASC 815, *Derivatives and Hedging*. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions:
- Expected volatility: 46.15%
- Risk-free interest rate: 4.16%
- Expected life: 3-10 years
- Dividend yield: 0

As of December 31, 2024 the total fair value of the warrants was $3,141.

NOTE 6 - EQUITY INCENTIVE PLAN AND STOCK BASED COMPENSATION

In 2021, the Company adopted its 2021 Equity Incentive Plan (the "Plan") which provides for the granting of stock options to employees, directors, consultants and other third parties assisting the Company. Stock options granted under the Plan may be either incentive stock options ("ISOs) or nonqualified stock options ("NSOs").

As of December 31, 2024, a total of 2,464,200 shares of common stock were authorized for issuance under the plan, of which no shares remained available for issuance under the Plan at that date. Stock-based awards forfeited, cancelled, or repurchased generally are returned to the pool of shares of common stock available for issuance under the Plan.

Stock options under the Plan generally expire 10 years from the date of grant, or earlier if services are terminated. The exercise prices ranged from $0.0001 to $0.0073 per common share, having a weighted average exercise price of $0.0052 per common share.

The exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Company's board of directors. Stock options granted vest over varying terms depending on the nature of the role of and period over which the grantee is providing services to the Company.

NEW ENTHEOGEN LIMITED (DBA SOUNDSELF)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2024 AND 2023
(UNAUDITED)

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock. The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2024 and 2023 were as follows:

	2024	2023
Expected volatility	46.14%	46.14%
Risk-free interest rate	4.16%	4.24%
Dividend rate	0%	0%
Expected term (in years)	3 – 10	3 – 10

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2024 and 2023 were $1,371 and $1,013, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation were $2,971 and $4,360, respectively, as of December 31, 2024 and 2023.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2024.

NOTE 8 – SUBSEQUENT EVENTS

Related Party Loans

The Company received additional proceeds from related party loans with Robin Arnott, Founder and CEO, in January and February 2025, amounting to $23,000 and $20,000, respectively, to fund business operations. The loans are non-interest bearing and have no set repayment terms.

Management's Evaluation

Management has evaluated subsequent events through April 9, 2025, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified, except for those listed above, which require adjustment or disclosure in the financial statements.